UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Net Perceptions, Inc. (Name of Issuer)
Common Stock, $.0001 par value (Title of Class of Securities)
94107u101 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-831-4124 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 03, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 94107u101

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN
2

SCHEDULE 13D
CUSIP No. 94107u101

1.	Names of Reporting Persons. Don C. Whitaker, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN
3

SCHEDULE 13D
CUSIP No. 94107u101

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO
4

Item 1. Security and Issuer Net Perceptions, Inc., Common Stock 7700 France Avenue South Edina, Minnesota 55435 (952)842-5000

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Personal, retirement and corporate funds of the entities invovled. All transactions were open market transactions

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Pursuant to their original 13D filing on July 28, 2003, the Whitakers have successfully participated in their anticipated plan of Net Perceptions, Inc., reorganization and disposed of their entire position.

         The Whitakers will of course re-evaluate their options which may or may not include a renewed interest in the purchase of shares in Net Perceptions, Inc., depending upon market conditions, availability of funds and other conditions.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of the Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of the Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
No
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 0.00% of Common Stock of Net Perceptions, Inc. Don C. Whitaker 0.00% Don C. Whitaker, Jr. 0.00% Don C. Whitaker, Inc. 0.00%

(b)

         Don C. Whitaker and Don C. Whitaker, Jr., each have sole responsibility to vote and dispose of their respective shares. Don C. Whitaker and Don C. Whitaker, Jr., share voting poser with regards to the shares held in the name of Don C. Whitaker, Inc.

(c)

         Subsequent to their 13D filing on July 28, 2003, the above mentioned entities have participated in the following tansactions: Don C. Whitaker has net disposed of 990,040; Don C. Whitaker, Jr., has net disposed of 327,300 shares; Don C. Whitaker, Inc., has net disposed of 125,000 shares.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

7/29/03
7/30/03
7/31/03
7/31/03
7/31/03
8/1/03
8/4/03
8/4/03
8/4/03
8/4/03
8/5/03
8/6/03
8/6/03
8/6/03
8/6/03
8/6/03
8/6/03
8/8/03
8/11/03
8/12/03
8/13/03
8/13/03
8/13/03
8/13/03
8/14/03
8/14/03
8/14/03
8/14/03
8/14/03
8/14/03
8/14/03
8/15/03
8/15/03
8/18/03
8/18/03
8/18/03
8/18/03
8/19/03
8/19/03
8/19/03
8/19/03
8/20/03
8/20/03
8/21/03
8/21/03
8/22/03
8/22/03
8/25/03
8/25/03
8/26/03
8/28/03
8/28/03
8/29/03
8/29/03
9/2/03
9/2/03
9/2/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/3/03
9/4/03
9/4/03
9/4/03

(211)
19800
3010
5000
9500
40600
6500
(6500)
(7500)
500
1300
210
(9900)
39600
37603
152620
(9400)
500
9900
(5050)
(9900)
(9900)
(9900)
10900
19800
(19800)
(79300)
(6300)
(8300)
(9900)
(7600)
(200)
32042
19800
(9900)
(19800)
9900
1600
(19800)
39600
(3870)
(29700)
3716
(29700)
42600
(54500)
48820
11900
(29700)
300
(4500)
475
(5404)
18601
9900
133
(10000)
(9900)
(75240)
(28100)
(19800)
(350350)
(365900)
(161077)
(40000)
(118500)
(118630)
(25000)
(49500)
(29700)
(20800)

1.61
1.58
1.58
1.60
1.60
1.60
1.59
1.64
1.66
1.64
1.64
1.72
1.76
1.75
1.73
1.74
1.75
1.76
1.76
1.77
1.77
1.78
1.79
1.77
1.77
1.78
1.79
1.79
1.79
1.79
1.79
1.79
1.77
1.77
1.78
1.79
1.78
1.77
1.79
1.80
1.80
1.81
1.80
1.81
1.79
1.81
1.80
1.80
1.81
1.80
1.83
1.81
1.83
1.82
1.83
1.81
1.84
..40 XD $1.50
..42 XD
..41 XD
..43 XD
..38 XD
..37 XD
..39 XD
..38 XD
..39 XD
..38 XD
..37 XD
..40 XD
..41 XD
..401 XD

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
6

Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 05, 2003
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Jr.
By:	/s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

7